          S A M E X   M I N I N G   C O R P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488   EMAIL: 2samex@samex.com

RESPONSE TO SEC COMMENTS LETTER

DATE:	October 5, 2011

TO:	John Coleman, Mining Engineer; Ethan Horowitz, Branch Chief; Division of Corporate Finance United States Securities and Exchange Commission

EMAIL:	colemanj@sec.gov

FROM:	Larry McLean, Vice President – Operations & CFO TEL: (604) 870-9920 Ext. 102

RE: Response to SEC Comment Letter dated September 28, 2011 concerning Samex Mining Corp. Form 20-F for Fiscal Year Ended December 31, 2010 - Filed June 30, 2011 File No. 000-13391

Dear Mr. Coleman:

Thank you for the helpful information provided during our telephone conversation concerning the SEC Comments Letter of September 28, 2011.  For ease of reference, we are providing the following information in response to the numbered comments in the same order as they occur in the Comments Letter:

Form 20-F for Fiscal Year Ended December 31, 2010

Los Zorros Property, Chile, page 30

Comment 1. "We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. ..."

SAMEX response - We will amend the disclosure noted on page 30 by deleting the struck-out sentence as shown in the following paragraph from page 30:

"In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding.  ~~The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.~~  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong."

SAMEX response - In light of SEC comment #1 above, we will also amend disclosure related to the INCA Property on page 34 by deleting the struck-out sentence as shown in the following paragraph from page 34:

"The Company plans to conduct additional meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  ~~Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.~~"

Inca Property, Chile, page 33

Comment 2. We note in certain sections of your filing you disclose the size of exploration targets in terms of tons and grade. ..."

SAMEX response - We will amend the disclosure noted on page 33 by deleting the struck-out sentence as shown in the following paragraph from page 33:

"The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  ~~A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.~~"

SAMEX response - We will amend the disclosure noted on page 38 by deleting the struck-out sentences as shown in the following excerpt from the bottom of page 38:

" ...The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  ~~The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.~~  The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X. ..."

Closing Comments

We trust that deleting the above referenced sentences will adequately amend the property information in accordance with the comments noted in the SEC Comments Letter.  SAMEX Mining Corp. will amend the description of our mineral properties by deleting the above referenced sentences in future filings with the SEC.

SAMEX Mining Corp. (the “Company”) hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your comments or instructions on any additional steps or filings the Company may need to take in relation to your comments letter and the information we have provided in this response letter.  Thank you.

Sincerely,

“Larry McLean”

Larry McLean

Vice President – Operations & CFO

SAMEX Mining Corp.